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02042243

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fujitsu Support Service

*CURRENT ADDRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4885 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/1/02

Fujitsu Support and Service Inc. ("Fsas")

Digest of Consolidated and Non-Consolidated Results
for the Fiscal Year Ended March 31, 2002
Dated: April 25, 2002

This document includes statements that constitute forward-looking statements. These statements appear in a number of places in this document, and include statements regarding the intent, belief or current expectations of Fujitsu Support and Service Inc. (the "Company") with respect to the business, revenues and results of operations of the Company and its consolidated subsidiaries (collectively, the "Fsas Group"), and economic and other factors that may have an impact on the Fsas Group's performance. These statements also include the projections of the Fsas Group's financial performance for the fiscal year ending on March 31, 2003 contained in this document.

Such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. Actual results for the fiscal year ending on March 31, 2003 and future fiscal years may differ materially from those in the forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to:

- the rate of acceptance of the Fsas Group's products and services;
- the Fsas Group's ability to continue to successfully introduce new products and services to the market;
- the level of competition in the markets in which the Fsas Group conducts its business;
- changing market demands in the information technology services industry;
- our customers' response to the new services being offered by the Fsas Group; and
- deferrals and suspensions of purchases by our customers resulting from such customers' inability to access financing on commercially reasonable terms, poor operating results, insolvency or bankruptcy or weakness in the Japanese economy generally.

As used herein, the words "we", "our" and "us" are used to refer collectively to the Fsas Group.

April 25, 2002

Digest of Consolidated Results for the Fiscal Year Ended March 31, 2002

(Unaudited)

Name of Listed Company:	Fsas (Fujitsu Support and Service Inc.)
Code Number:	4706
Listed Exchange (Section):	Tokyo Stock Exchange First Section
Head Office:	Tokyo
URL:	http://www.fsas.fujitsu.com/
For Inquiries Please Contact:	Kazuyuki Nishikawa General Manager Corporate Planning Office Tel: (03)5471-4700
Date of Board of Directors' Meeting For Approval of Consolidated Results:	April 25, 2002
Parent Company:	Fujitsu Limited
(Code Number:	6702)
Share Holding Ratio of Parent Company	56.3 %
U.S. GAAP	Not Applied

1. March 2002 Financial Results

(For the period from April 1, 2001 through March 31, 2002)

(1) Results of Operations

(Millions of yen and thousands of US dollars)

Years ended March 31,	2001	**2002**	Change	***2002***
Net sales	¥ 214,597	¥ **221,528**	3.2 %	***$ 1,662,499***
Operating income	10,289	**11,115**	8.0	***83,415***
Income before income taxes and minority interests	7,924	**8,953**	13.0	***67,189***
Net income	4,303	**4,950**	15.0	***37,148***

(Note) Equity in earnings (loss) of affiliates, net: None

(2) Per Share Data

(Yen and US dollars)

Years ended March 31,	2001	**2002**	Change	***2002***
Net income per share	¥ 75.47	¥ **86.81**	15.0 %	***$ 0.65***
Shareholders' equity per share	745.61	**820.54**	10.0	***6.16***

(Note) A two-for-one stock split was effective on May 19, 2000. For readers' convenience, the number of shares applied for the per share data has been restated on a pro forma basis as follows:

a. Average shares issued and outstanding for the year ended March 31, 2001 and 2002 are 57,019,947 and 57,019,925, respectively.

b. Shares issued and outstanding at March 31, 2001 and 2002 are 57,019,941 and 57,019,832, respectively.

(3) Performance Ratio

Years ended March 31,	2001	**2002**	Change
Return on equity	10.6 %	**11.1** %	0.5 %
Return on assets	4.2	**4.4**	0.2
Income before income tax and minority interests to net sales	3.7	**4.0**	0.3

(4) Financial Position

(Millions of yen and thousands of U.S. dollars)

At March 31,		2001		**2002**		***2002***
Total assets	¥	111,798	¥	**113,927**	$	***854,987***
Total shareholders' equity		42,514		**46,787**		***351,122***

	2001 (%)	**2002**
Shareholders' equity ratio	38.0	**41.1**

(5) Results of Cash Flows

(Millions of yen and thousands of US dollars)

Years ended March 31,		2001		**2002**		***2002***
Net cash provided by operating activities	¥	1,457	¥	**11,323**	$	***84,976***
Net cash used in investing activities		(2,275)		**(933)**		***(7,002)***
Net cash used in financing activities		(593)		**(565)**		***(4,240)***
Cash and cash equivalents at each end	¥	14,861	¥	**24,686**	$	***185,261***

(6) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: Seven
Number of non-consolidated subsidiaries to which equity method is applied: None
Number of affiliated companies to which equity method is applied: None

(7) Changes in Consolidation and Application of Equity Method

Consolidation
- Added companies : None
- Deducted companies : None

Equity method
- Added companies : None
- Deducted companies : None

2. Business Forecast for March 2003 Term
(For the period from April 1, 2002 through March 31, 2003)

(Millions of yen and thousands of U.S. dollars)

	Six months ending September 30				Year ending March 31			
		2002		***2002***		**2003**		***2003***
Net sales	¥	**106,900**	*$*	***802,251***	¥	**237,000**	*$*	***1,778,612***
Net income		**2,100**		***15,760***		**5,800**		***43,527***

(Reference) Forecast net income per share for March 2003 Term: ¥101.72 *(US$ 0.76)*

(Note) Business forecast stated above has been prepared based on current perspectives of the Company regarding the future. This forecast is subject to certain risks, uncertainties and assumptions. Actual results and events may vary significantly.
For further information on business forecast, please refer to "Issues to be Addressed" stated on page 9 of this material.

Notes:

1. Fractions are rounded to the closest one million yen.
2. The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2002 of ¥133.25 =US$1, solely for the readers' convenience.

3. State of the Corporate Group

Our group of affiliated companies is comprised of Fujitsu Limited (the Company's parent company), the Company, and the Company's seven subsidiaries. The Company's areas of operations are divided into Information Technology Services and Technical Support Services, both of which are closely coordinated with the services and software business of Fujitsu Limited.

The following chart sets forth the Company's principal business activities and the positioning of its subsidiaries.



Fujitsu Limited
Fujitsu Support and Service Inc.
Information Technology Services
Technical Support Services
Fsas Creative Inc.
Providing human resources relating to information technology services, training and education
Fsas Network Solutions Inc.
Software developments
Totalizator Engineering Limited
Design, installation work, and technical support services for systems for public sport stadiums
Fsas Techno Tokai Inc. (1)
Providing installation work and technical support services for information processing systems
Fujitsu Fsas & Sun Limited (2)
Repair of information processing equipment
Fsas Techno Inc.
Technical support services for systems for public sport stadiums and for financial terminals
Telsy Corporation
Software development for public sport stadiums

Note 1. Shibashin Inc. was renamed Fsas Techno Tokai Inc. on May 1, 2001.

Note 2. Fujitsu Customer & Sun Limited was renamed Fujitsu Fsas & Sun Limited on July 3, 2001.

4. Management Policies

(1) Basic Corporate Management Policies

The Fsas Group provides total support for the entire information system life-cycle and, working together with our customers, seeks to create optimal information system environments.

The Fsas Group's corporate philosophy, the "Fsas Concept", expresses our fundamental values and guides the Fsas Group's activities by providing the criteria for corporate decision-making.

Fsas Concept

1. Fsas statement (Business sphere)
   Aim to be a leading company in the 21st century as a "First Value Co-Creator" service provider in an open-network society.

2. Fsas mission (Role in society)
   Create new services with our customers and contribute to the development of society.

3. Fsas policy (Management stance)
   Create humanistic and challenge-seeking management.

4. Fsas action (Criteria of action)
   Take on the challenge of realizing dreams together with our customers, give form to new values, and share the pleasures of achievement.

(2) Basic Policy regarding Profit Distribution

The Company's basic policy is to provide stable returns to shareholders. We strive to raise profitability by strengthening our management base and competitiveness in the information technology services industry, whose market environment is subject to rapid changes. Retained profits are invested to achieve new growth.

5. Operating Performance and Financial Position

(1) Operating Performance

Overview of the Fiscal Year

During the fiscal year ended March 31, 2002, the slowdown of the Japanese economy became ever more apparent. A severe employment climate led to sluggish personal consumption, consumer price levels continued to decline, and private capital investments shrank.

Significant growth in demand is being anticipated for the information technology services industry owing to high-speed and high-capacity transmission being ushered in by broadband technology, the construction of sophisticated network systems, and the government's e-Japan program. Even so, the growth of IT investments was sluggish overall, and, in the information technology services industry, competition became more severe.

In such a business environment, the Fsas Group committed itself to the engineering of network systems, the reinforcement of its multivendor solutions, and the reliable support for customer information processing systems.

As a result of vigorously promoting one-stop solutions offering integrated planning and design, implementation, and operation of network systems, the high-margin system installation business, and the outsourcing business in particular, grew firmly. We are also cultivating new markets by strengthening sales organization in the Tokyo metropolitan area, with its large market size, and to strengthen business services for national and local governments in tandem with the e-Japan program. In addition, we pushed on with the development and expanded sales of Fsas-branded products.

In Technical Support Services, we endeavored to increase the efficiency and quality of services despite the influence of customers' ongoing shift to open systems.

As a result of these efforts, the Fsas Group's performance for the fiscal year under review resulted in net sales of ¥221,528 million (*$1,662,499 thousand*), up 3.2% from the previous fiscal year. As for profit and loss, as a results of efforts to grow high-margin businesses, to increase efficiency, and to reduce costs, the Fsas Group's operating income was ¥11,115 million (*$83,415 thousand*), up 8.0% from the previous fiscal year. We also recorded restructuring cost. Consequently, Fsas Group's net income was ¥4,950 million (*$37,148 thousand*), up 15.0% from the previous fiscal year.

As of September 3, 2001, the shares of the Company became listed on the First Section of the Tokyo Stock Exchange ("TSE"). Keeping in mind our responsibilities as a TSE First Section listed company, we are determined to continue working to become Japan's top total service provider in the IT industry. As a token of our appreciation of support by the Company's shareholders, the Company will propose that the term-end dividend for the term ended March 31, 2002 will be ¥10 (*$0.08*) per share, consisting of an ordinary dividend in the amount of ¥5 (*$0.04*), and a commemorative dividend in the amount of ¥5 (*$0.04*) to mark the occasion of our listing on the First Section of the Tokyo Stock Exchange.

Information Technology Services

Information Technology Services provide optimum total solutions to customers. System implementation services, consisting of the systems design and planning, and construction and installation services, performed well.

Outsourcing, which reduces the burden of information processing system development and operation for customers, also experienced growth. Our Customer Relations Center Operations Support Service offers support 24 hours a day, 365 days a year for customers' information processing systems, and the business has been steadily increasing. The Company created five sub-centers in addition to its support centers in Tokyo and Osaka, in order to respond to customers' requests for local-focused service.

In the e-Japan business, a priority for the Company, the Company applied its strengths in network infrastructure engineering and in multivendor support to record numerous successes, such as in local intranet engineering and the development of basic resident register networks for local governments.

The sales of multivendor-ready system equipment were sluggish due to the decreased demand for PCs. In tandem with mass data transmission through network systems, however, sales of storage devices, UNIX servers, Intel-architecture servers, and other products were robust.

As Fsas-branded products, we delivered a face verification system, SF2000 Bio, which integrates four verification methods involving fingerprints, faces, voiceprints, and signatures, to the Kanazawa Medical Association and other entities. In addition, we began to sell the Fsas Integrated Asset Management System integrating corporate asset management with software license management, along with the Fsas Integrated Asset Management System Light series targeting small computer networks. In a further development, we began to offer Instantwave 11EX/11ST, a wireless LAN system enabling the flexible construction of computer networks. We also systematized and released a new network business solution, NBSolution, as an integrated solution for customer requirements.

Fsas Creative Inc., one of the Company's subsidiaries, which provides human resources related to information technology services, is developing a personnel referral business. Fsas Network Solutions Inc., another subsidiary which undertakes the development of network-related software, further strengthened its development organization.

As a result of these efforts, sales of ¥167,803 million ($1,259,310 thousand), up 5.7% from the previous fiscal year, were recorded in the Information Technology Services segment.

Technical Support Services

In Technical Support Services, which are foundation of the Fsas Group's operations, we are entrusted with the vital task of maintaining the stable operations of customer systems. Utilizing our comprehensive nationwide network, we are providing support 24 hours a day, 365 days a year for customers' information processing systems. We endeavored to strengthen and increase the efficiency of monitoring and support systems through the consolidation of call centers, and have established the Support Administration Group to reinforce and maintain support operations. Furthermore, to further increase customer satisfaction and to provide rapid and precise responses to major problems, we established a crisis management center in the Fsas Support Center in Tokyo.

To promote meticulous and local-focused technical support systems and enhance synergies within the group, the Company transferred our financial terminal maintenance operations for the Kanagawa region to Fsas Techno Inc., a subsidiary of the Company, starting this fiscal year, which follows on the transfer of similar operation for the Tokyo region in the previous fiscal year. Similar operations for the Tokai region were transferred to Fsas Techno Tokai Inc., a subsidiary of the Company. Fujitsu Fsas & Sun Limited, a subsidiary of the Company, which provides job opportunities to disabled people, expanded operations related to the repair of financial terminals and began the repair of bank savings account passbook printers.

Totalizator Engineering Ltd., a subsidiary of the Company. which supports the information processing systems of public sport stadiums, sought to increase sales through, for example, new system installation work, but the slump in public sports betting resulted in stagnant demand.

Affected by the general transition from mainframes to UNIX servers, Intel-architecture servers, and other open systems and by the consolidation of financial institutions, the sales of Technical Support Services came to ¥54,581 million (*$409,613 thousand*), down 3.5% from the previous fiscal year.

While we have already acquired ISO 9001:1994 certification for quality management systems, to further increase customer satisfaction we gained certification under the stricter ISO 9001:2000 requirements in December 2001.

(2) Financial Position

Cash and cash equivalents ("cash", collectively) at the end of the fiscal year rose by ·9,825 million (*$73,734 thousand*) from the previous fiscal year, to ·24,686 million (*$185,261 thousand*).

Cash provided by operating activities totaled ·11,323 million (*$84,976 thousand*). This was primarily a result of the following factors: positive trends in income before income taxes and minority interests, an easing of the concentration of sales at the end of the fiscal year (thereby generating cash earlier), and an effort aimed at reducing inventory assets.

Cash used in investing activities was limited to ·933 million (*$7,002 thousand*). This consisted of expenditures for the development of Fsas-brand products and investments in in-house information infrastructure, offset by cash inflows from the return of rent deposits resulting from a reduction in office space leasing commitments as a result of our restructuring process.

Cash used in financing activities was ·565 million (*$4,240 thousand*). The payment of dividends accounted for almost all of this amount.

(3) Issues to be Addressed

The corporate environment surrounding the Fsas Group is characterized by rapid changes in technology and markets, and by increasingly fierce competition amidst a sluggish Japanese domestic economy. We expect these harsh conditions to persist. Nevertheless, there will also be numerous opportunities for growth, including deep-rooted need in the corporate sector for enhancing information technology and efficiency, and also the construction of networks, in particular the government's e-Japan program.

For its part, the Fsas Group is committed to distinguishing itself from competitors and enhancing its own competitiveness by providing one-stop solutions that take advantage of its ability to construct large-scale network infrastructure, its multivendor response supplying an optimum mix of products and services, and its full-support structure that operates 24 hours a day, 365 days a year. The Fsas Group will also give priority to allocating management resources to fields with strong growth potential, and will devote its full energies to enhancing business performance still further.

In the field of Information Technology Services, we will work to expand our business of providing solutions for customers in a range of fields by actively promoting NBSolution, which has been newly systematized to create one-stop solutions. Through this we provide **a network solution** for building optimum system infrastructure for cutting costs and reinforcing security; **a business solution** that provides business systems designed to expand businesses and enhance their efficiency so as to strengthen corporate competitiveness; and **an operating solution** that provides an efficient system-operation environment through such means as outsourcing.

In the sphere of e-Japan business, in which further growth is expected, in April this year we established the e-Japan Promotion Group. Under this we will actively devote resources to businesses such as the rebuilding of the networks of local governments and the building of government information disclosure systems that conform with the Local Government Wide Area Network.

In the area of Technical Support Services, we will continue to improve the quality and efficiency of support so as to fulfill our most important obligation, that of assuring the stable operation of our customers' information processing systems. We will also be further strengthening our support structure through close collaboration with Group companies. An example of this was the acquisition of all of the shares of Kansai Totalizator, Inc. (now known as, Fsas Techno Kansai Inc.), in April this year, so as to transfer our financial terminal maintenance operations for the Kansai region and at the same time make it more efficient.

Through the deployment of our business activities in ways such as these we aim to become the No. 1 total service provider—a vigorous company with high growth potential and profitability, and with a commitment to creating new services in tandem with its customers and to contributing to the development of society as a whole.

Our current outlook for the Fsas Group's financial performance for the fiscal year ending March 31, 2003, is as follows:

Consolidated net sales	¥237,000 million ($1,778,612 thousand), up 7% from the previous fiscal year
Consolidated net income	¥5,800 million ($43,527 thousand), up 17.2% from the previous fiscal year

Please see the cover page for a description of risks and uncertainties which could cause actual results to differ materially from those estimated above.

6. Consolidated Financial Statements

(1) Consolidated Statements of Income

Years ended March 31,	Millions of yen 2001	Millions of yen 2002	Thousands of U.S. dollars 2002
Net sales	¥ 214,597	¥ **221,528**	*$ 1,662,499*
Operating costs and expenses:			
Cost of sales	171,387	**175,571**	*1,317,606*
Selling, general and administrative expenses	32,921	**34,842**	*261,478*
	204,308	**210,413**	*1,579,084*
Operating income	10,289	**11,115**	*83,415*
Other income (expenses):			
Interest and dividend income	41	**40**	*300*
Amortization of prior pension and severance costs	(1,809)	**(1,589)**	*(11,925)*
Revaluation loss on investment securities	(155)	**(233)**	*(1,749)*
Restructuring costs	-	**(363)**	*(2,724)*
Other, net	(442)	**(17)**	*(128)*
	(2,365)	**(2,162)**	*(16,226)*
Income before income taxes and minority interests	7,924	**8,953**	*67,189*
Income taxes:			
Current	4,442	**4,724**	*35,452*
Deferred	(813)	**(720)**	*(5,403)*
Minority interests	(8)	**(1)**	*(8)*
Net income	¥ 4,303	¥ **4,950**	*$ 37,148*

(2) *Consolidated Balance Sheets*

At March 31,		Millions of yen 2001		2002		Thousands of US dollars 2002
Assets						
Current assets:						
Cash and cash equivalents	¥	14,861	¥	**24,686**	$	*185,261*
Time deposits		291		**505**		*3,790*
Receivables:						
Notes		1,386		**1,551**		*11,640*
Accounts		69,721		**65,301**		*490,064*
Inventories		9,181		**5,936**		*44,548*
Deferred tax assets		1,286		**1,669**		*12,525*
Other current assets		434		**434**		*3,257*
Less: Allowance for doubtful accounts		(110)		**(63)**		*(473)*
Total current assets		97,050		**100,019**		*750,612*
Investments and long-term loans:						
Investment securities		814		**583**		*4,375*
Other		238		**212**		*1,591*
Total investments and long-term loans		1,052		**795**		*5,966*
Property, plant and equipment:						
Land		1,359		**1,359**		*10,199*
Buildings and structures		1,844		**1,799**		*13,501*
Machinery and equipment		2,864		**3,072**		*23,055*
Less: Accumulated depreciation		(2,717)		**(2,924)**		*(21,944)*
Property, plant and equipment, net		3,350		**3,306**		*24,811*
Other assets:						
Lease deposits		5,003		**4,342**		*32,585*
Intangible assets		3,119		**2,915**		*21,876*
Deferred tax assets		1,861		**2,214**		*16,615*
Other assets		363		**336**		*2,522*
Total other assets		10,346		**9,807**		*73,598*
Total assets	¥	111,798	¥	**113,927**	$	*854,987*
Liabilities , minority interests and shareholders' equity						
Current liabilities:						
Notes and accounts payable	¥	51,417	¥	**48,791**	$	*366,161*
Accrued expenses		6,313		**6,546**		*49,126*
Accrued income taxes		2,270		**2,203**		*16,533*
Other current liabilities		2,469		**2,942**		*22,079*
Total current liabilities		62,469		**60,482**		*453,899*
Long-term liabilities:						
Accrued pension and severance costs		6,663		**6,406**		*48,075*
Other long-term liabilities		109		**238**		*1,786*
Total long-term liabilities		6,772		**6,644**		*49,861*
Negative goodwill on consolidation		4		**-**		*-*
Minority interests		39		**14**		*105*
Shareholders' equity:						
Common stock		9,402		**9,402**		*70,559*
Capital surplus		11,345		**11,345**		*85,141*
Retained earnings		21,733		**26,029**		*195,340*
Unrealized gain on investment securities, net of tax		35		**12**		*90*
Less: Treasury stock - 59 shares in 2001, 168 shares in 2002		(1)		**(1)**		*(8)*
Total shareholders' equity		42,514		**46,787**		*351,122*
Total liabilities and shareholders' equity	¥	111,798	¥	**113,927**	$	*854,987*

(3) Consolidated Statements of Shareholders' Equity

Years ended March 31,		Millions of yen 2001		**2002**		*Thousands of U.S. dollars 2002*
Common stock:						
Beginning of year	¥	9,402	¥	**9,402**	$	***70,559***
End of year	¥	9,402	¥	**9,402**	$	***70,559***
Capital surplus:						
Beginning of year	¥	11,345	¥	**11,345**	$	***85,141***
End of year	¥	11,345	¥	**11,345**	$	***85,141***
Retained earnings:						
Beginning of year	¥	18,019	¥	**21,733**	$	***163,099***
Add:						
Net income		4,303		**4,950**		***37,148***
Deduct:						
Cash dividends declared		570		**570**		***4,277***
Bonuses to directors and corporate auditors		19		**81**		***608***
Other		-		**3**		***22***
End of year	¥	21,733	¥	**26,029**	$	***195,340***
Unrealized gain on investment securities, net of tax						
Beginning of year		-	¥	**35**	$	***263***
Increase		35		**(23)**		***(173)***
End of year	¥	35	¥	**12**	$	***90***
Treasury stock:						
Beginning of year	¥	(2)	¥	**(1)**	$	***(8)***
Add:						
Acquisition of treasury stock		(2)		**(1)**		***(8)***
Deduct:						
Sales of treasury stock		3		**1**		***8***
End of year	¥	(1)	¥	**(1)**	$	***(8)***

(4) Consolidated Statements of Cash Flows

Years ended March 31,	Millions of yen 2001	Millions of yen 2002	Thousands of U.S. dollars 2002
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 7,924	¥ **8,953**	$ *67,189*
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	1,582	**1,680**	*12,608*
Pension and severance costs , less payments	984	**(257)**	*(1,929)*
Interest and dividend income	(41)	**(40)**	*(300)*
Loss on tangible and intangible assets , net	36	**146**	*1,096*
Revaluation loss on investment securities	155	**233**	*1,749*
Other, net	247	**144**	*1,080*
Changes in operating assets and liabilities:			
Notes and accounts receivable , net of allowance for doubtful accounts	(16,780)	**4,215**	*31,632*
Inventories	(1,367)	**3,234**	*24,270*
Other current assets	(13)	**1**	*8*
Accounts payable	11,884	**(2,940)**	*(22,064)*
Other current liabilities	929	**705**	*5,291*
Interest and dividend received	41	**39**	*293*
Income taxes paid	(4,124)	**(4,790)**	*(35,947)*
Net cash provided by operating activities	1,457	**11,323**	*84,976*
Cash flows from investing activities:			
Decrease (increase) in time deposits, net	269	**(210)**	*(1,576)*
Investment in a subsidiary's equity	-	**(40)**	*(300)*
Purchase of shares of a subsidiary net of cash and cash equivalents	(30)	**-**	*-*
Payments for investment securities	(500)	**(53)**	*(398)*
Acquisition of property, plant and equipment	(428)	**(351)**	*(2,634)*
Increase in intangible assets	(1,361)	**(889)**	*(6,672)*
Payments for lease deposits	(245)	**(268)**	*(2,011)*
Refunds of lease deposits	180	**933**	*7,002*
Other, net	(160)	**(55)**	*(413)*
Net cash used in investing activities	(2,275)	**(933)**	*(7,002)*
Cash flows from financing activities:			
Repurchase of treasury stock	(2)	**(1)**	*(8)*
Proceeds from sale of treasury stock	2	**1**	*8*
Cash dividends paid	(567)	**(565)**	*(4,240)*
Other, net	(26)	**-**	*-*
Net cash used in financing activities	(593)	**(565)**	*(4,240)*
Net increase (decrease) in cash and cash equivalents	(1,411)	**9,825**	*73,734*
Cash and cash equivalents at beginning of year	16,272	**14,861**	*111,527*
Cash and cash equivalents at end of year	¥ 14,861	¥ **24,686**	$ *185,261*

(5) Significant Accounting Policies

(a) Basis of Presentation
The accompanying consolidated financial statements have been prepared from the accounts maintained by Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.
In presenting the accompanying consolidated financial statements, certain items have been reclassified for the convenience of readers outside Japan. In addition, certain reclassifications have been made to the prior year's financial statements to conform them to the current year's presentation.

(b) Principles of Consolidation
The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. All inter-company accounts and transactions have been eliminated in consolidation.
The difference between the acquisition cost and the underlying equity in the net assets of the consolidated subsidiaries is recognized as goodwill and is being amortized on a straight-line basis over five years.

(c) Cash Equivalents
Cash equivalents include all highly liquid investments, generally with original maturities of three months or less, which are readily convertible to known amounts of cash and are so near maturity that they present only an insignificant risk of any changes in value attributable to changes in interest rates.

(d) Investment Securities
Investment securities are classified as follows:
Trading securities: Trading securities are held for resale in anticipation of short-term market movements.
Held-to-maturity securities: Debt securities are classified as held-to-maturity when management has the positive intent and ability to hold the securities to maturity.
Investments in affiliated companies: Investments in entities significantly influenced are classified as investments in affiliated companies.
Available-for-sale securities: Equity and debt securities not classified as trading, held-to-maturity or investments in affiliate companies are classified as available-for-sale securities.

All the investment securities at March 31, 2001 and 2002 held by the Company and its consolidated subsidiaries are classified as available-for-sale securities.
Available-for-sales securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. Realized gains and losses as well as declined in fair value judged to be other than temporary are charged to income as incurred. The cost of available-for-sale securities sold is computed by the moving average method in determining realized gains or losses.

(e) Allowance for Doubtful Accounts
Allowance for doubtful accounts represents an amount deemed necessary to cover possible losses on receivable.

(f) Inventories
Work in process is stated at cost determined by the specific identification method. Other inventories are stated at cost determined by the moving average method.

(g) Property, Plant and Equipment and Depreciation
Property, plant and equipment are carried at cost. Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets as follows:

Buildings and structures:	
Buildings	34 years
Others	10 -15 years
Machinery and equipment	4 years

Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(h) Intangible Assets and Amortization
Intangible assets are carried at cost less amortization.
Amortization of computer software to be sold is calculated using the amount computed based on the current year's sales distribution to, the estimated total products' sales within an estimated sales period within three years.
Amortization of computer software for internal use is calculated using the amount computed by the straight-line method over the estimated useful life of five years.
Amortization of other intangible assets has been calculated by the straight-line method at rates based on the estimated useful lives of the respective assets.

(i) Accrued Pension and Severance Costs
Severance benefits and pension liabilities and costs are stated by the projected unit credit method. Prior service cost and net transition obligation is amortized 10 years by the straight-line method. Prior net actuarial gain or loss is amortized by the straight-line method over the average remaining service period of employees.
In addition, accrued pension and severance costs include a provision for lump-sum retirement allowances for directors and corporate auditors determined by reference to their current rates of emolument and length of service prescribed by internal codes.

(j) Leases
Where finance leases do not transfer ownership of the leased property to the lessee over the term of the lease, the leased property is not capitalized and the related lease and rent expenses are charged to income as incurred.

(6) U.S. Dollar Amounts

The Company and its consolidated subsidiaries maintain their books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into U.S. dollars at ¥ 133.25 = U.S.$1.00, the approximate rate of exchange prevailing on March 31, 2002. The U.S. dollar amounts are included solely for the readers' convenience and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could readily be converted, realized or settled in U.S. dollars at the above or any other rate.

(7) Segment Information

Millions of yen

Year ended March 31, 2001	Information Technology Services	Technical Support Services	Total	Eliminations and Unallocated Amounts	Consolidated
I. Sales and operating income:					
Sales to external customers	¥ **158,423**	¥ **56,174**	¥ **214,597**	¥ **-**	¥ **214,597**
Intersegment sales and transfers	**331**	**400**	**731**	**(731)**	**-**
Total sales	**158,754**	**56,574**	**215,328**	**(731)**	**214,597**
Operating costs and expenses	**155,002**	**50,035**	**205,037**	**(729)**	**204,308**
Operating income	¥ **3,752**	¥ **6,539**	¥ **10,291**	¥ **(2)**	¥ **10,289**
II. Assets, depreciation and amortization and capital expenditures:					
Total assets at year end	¥ **72,510**	¥ **22,664**	¥ **95,174**	¥ **16,624**	¥ **111,798**
Depreciation and amortization	**1,118**	**500**	**1,618**	**-**	**1,618**
Capital expenditures	**903**	**389**	**1,292**	**(2)**	**1,290**

Year ended March 31, 2002	Information Technology Services	Technical Support Services	Total	Eliminations and Unallocated Amounts	Consolidated
					Millions of yen
I. Sales and operating income					
Sales to external customers	¥ 167,681	¥ 53,847	¥ 221,528	¥ -	¥ 221,528
Intersegment sales and transfers	122	734	856	(856)	-
Total sales	167,803	54,581	222,384	(856)	221,528
Operating costs and expenses	163,357	47,913	211,270	(857)	210,413
Operating income	¥ 4,446	¥ 6,668	¥ 11,114	¥ 1	¥ 11,115
II. Assets, depreciation and amortization and capital expenditures:					
Total assets at year end	¥ 65,171	¥ 21,172	¥ 86,343	¥ 27,584	¥ 113,927
Depreciation and amortization	1,157	561	1,718	(1)	1,717
Capital expenditures	1,106	464	1,570	(1)	1,569

Year ended March 31, 2002	*Information Technology Services*	*Technical Support Services*	*Total*	*Eliminations and Unallocated Amounts*	*Consolidated*
					Thousands of US dollars
I. Sales and operating income					
Sales to external customers	*$ 1,258,394*	*$ 404,105*	*$ 1,662,499*	*$ -*	*$ 1,662,499*
Intersegment sales and transfers	*916*	*5,508*	*6,424*	*(6,424)*	*-*
Total sales	*1,259,310*	*409,613*	*1,668,923*	*(6,424)*	*1,662,499*
Operating costs and expenses	*1,225,944*	*359,572*	*1,585,516*	*(6,432)*	*1,579,084*
Operating income	*$ 33,366*	*$ 50,041*	*$ 83,407*	*$ 8*	*$ 83,415*
II. Assets, depreciation and amortization and capital expenditures :					
Total assets at year end	*$ 489,088*	*$ 158,890*	*$ 647,978*	*$ 207,009*	*$ 854,987*
Depreciation and amortization	*8,683*	*4,211*	*12,894*	*(8)*	*12,886*
Capital expenditures	*8,301*	*3,482*	*11,783*	*(8)*	*11,775*

(1) Basis of segmentation:

a. Business segments are divided into categories based on the structure adopted for internal management purposes.

b. Major services in each business segment:

Information Technology Services: Systems planning, systems implementation, systems operation, sales of systems equipment and related goods, sales of products developed internally, outlets serving retail customers, provision of human resource including temporary workers, software development.

Technical Support Services: Installation and maintenance of hardware, maintenance of software.

(2) Included in the elimination and unallocated amounts of assets at March 31, 2001 and 2002 are corporate assets which comprise cash and cash equivalents, time deposits, investment securities and deferred tax assets. such corporate assets at March 31, 2001 and 2002 totaled ¥18,100 million and ¥28,607 million *($214,687 thousand)*, respectively.

(8) Leases

Lease payments for finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company and its consolidated subsidiaries for years ended March 31, 2001 and 2002, and future minimum lease payments subsequent to March 31, 2001 and 2002 are summarized as follows:

	(Millions of yen and thousands of U.S. dollars)					
Years ended March 31,		2001		**2002**		***2002***
Lease expenses	¥	1,555	¥	**1,236**	$	***9,276***
Components of lease expenses:						
Interest		68		**48**		***360***
Depreciation		1,470		**1,166**		***8,750***

	(Millions of yen and thousands of U.S. dollars)					
At March 31,		2001		**2002**		***2002***
Future minimum lease payments:						
Within one year	¥	1,164	¥	**714**	$	***5,358***
Thereafter		1,213		**703**		***5,276***
Total	¥	2,377	¥	**1,417**	$	***10,634***

Property held under the finance leases which were not capitalized as assets outstanding at March 31, 2001 and 2002 are as follows:

	(Millions of yen and thousands of U.S. dollars)					
At March 31,		2001		**2002**		***2002***
Acquisition cost of leased property	¥	5,766	¥	**4,072**	$	***30,559***
Accumulated depreciation		3,459		**2,697**		***20,240***
Net carrying amount	¥	2,307	¥	**1,375**	$	***10,319***

(9) Income Tax

Income taxes applicable to the Company and its consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in a statutory tax rate of approximately 42.1% for the years ended March 31, 2001 and 2002.

A reconciliation of the statutory tax rate to the effective tax rate is provided as follows:

Years ended March 31,	2001	**2002**
Statutory tax rate	42.1 %	**42.1** %
Increase (reduction) in tax rate resulting from:		
Non-deductible tax expenses (entertainment expenses and other)	2.1	**1.6**
Per capita inhabitants' taxes*	2.1	**1.8**
Dividend received exemption	(0.9)	**(0.6)**
Other	0.4	**(0.2)**
Effective income tax rate	45.8	**44.7**

*Per capita inhabitants' taxes are not taxes computed based on taxable income.

The major components of deferred tax assets and liabilities are summarized as follows:

	(Millions of yen and thousands of U.S. dollars)					
At March 31,		2001		**2002**		***2002***
Deferred tax assets:						
Accrued expenses	¥	947	¥	**1,380**	$	***10,356***
Enterprise tax payable		198		**191**		***1,433***
Accrued pension and severance costs		1,624		**1,924**		***14,439***
Other		457		**443**		***3,325***
Total deferred tax assets	¥	3,226	¥	**3,938**	$	***29,553***
Deferred tax liabilities:						
Retained earnings appropriated for deductible reserves	¥	(52)	¥	**(44)**	$	***(330)***
Revaluation loss on investment securities		(25)		**(9)**		***(68)***
Other		(2)		**(2)**		***(15)***
Total deferred tax liabilities	¥	(79)	¥	**(55)**	$	***(413)***
Net deferred tax assets	¥	3,147	¥	**3,883**	$	***29,140***

(10) Investment Securities

	(Millions of yen and thousands of U.S. dollars)					
At March 31,		2001		**2002**		***2002***
Cost	¥	752	¥	**561**	$	***4,210***
Net unrealized gain		62		**22**		***165***
Fair value		814		**583**		***4,375***
Carring value	¥	814	¥	**583**	$	***4,375***

(11) Retirement and Pension Plan

The Company and certain of its consolidated subsidiaries have defined benefit retirement and pension plans, which consist of a Group contributory benefit plan (the "Plan") provided under the Welfare Pension Insurance Law of Japan, a tax qualified non-contributory pension plan and an unfunded lump-sum payment plan.

Effective April 1, 1999, the Company and certain of its consolidated subsidiaries changed their retirement and severance benefit plans to the Plan. For the year ended March 31, 2002, this change covered all benefits to employees who retire at the age of sixty or older, and a half of the benefits to those who retire at the age between fifty and fifty-nine.

Assets and obligations as of the end of year

	(Millions of yen and thousands of US dollars)					
At March 31,		2001		**2002**		*2002*
Projected benefit obligation	¥	(56,206)	¥	**(59,261)**	$	*(444,735)*
Plan assets		30,026		**30,502**		*228,908*
Funded status		(26,180)		**(28,759)**		*(215,827)*
Unrecognized transition obligation		17,783		**15,808**		*118,634*
Unrecognized actuarial loss		5,633		**10,107**		*75,850*
Unrecognized prior service cost		(3,689)		**(3,302)**		*(24,780)*
Accrued pension and severance costs, net of prepaid	¥	(6,453)	¥	**(6,146)**	$	*(46,123)*

Components of net periodic benefit cost

	(Millions of yen and thousands of US dollars)					
Years ended March 31,		2001		**2002**		*2002*
Service cost	¥	1,587	¥	**1,024**	$	*7,685*
Interest cost		2,013		**2,027**		*15,212*
Expected return on plan assets		(1,842)		**(1,719)**		*(12,901)*
Amortization of net unrecognized transition obligation		1,984		**1,976**		*14,829*
Amortization of net actuarial gain		-		**333**		*2,499*
Amortization of prior service cost		(175)		**(386)**		*(2,897)*
Pension cost	¥	3,567	¥	**3,255**	$	*24,427*

Weighted-average assumptions used in accounting for the plans

Years ended March 31,	2001	**2002**
Method of amortization for gross retirement benefit projected at the end of average remaining service period	Straight-line	**Straight-line**
Discount rate	3.0%	**3.0%**
Expected long-term rates of return on plan assets	5.8%	**5.7%**
Period for amortization of prior service cost	10 years	**10 years**
Period for amortization of net actuarial loss	(Note)	**(Note)**
Period for amortization of net transition obligation	10 years	**10 years**

(Note)
Average remaining service period of employees

The Company and certain of its consolidated subsidiaries also have unfunded severance plans covering directors and corporate auditors. Accrued retirement benefits to directors and corporate auditors as of March 31, 2001 and 2002 are ¥210 million and ¥259 million *($ 1,944 thousand)*, respectively.

7. Condition of Order Volume and Orders in Hand

Order volume

Years ended March 31,		2001		2002	Change		2002
							(Millions of yen and thousands of US dollars)
Information Technology Services	¥	162,691	¥	**166,413**	2.3 %	$	*1,248,878*
Technical Support Services		55,536		**53,820**	(3.1)		*403,902*
Total	¥	218,227	¥	**220,233**	0.9	$	*1,652,780*

At March 31,		2001		2002	Change		2002
							(Millions of yen and thousands of US dollars)
Orders in hand	¥	41,327	¥	**39,176**	(5.2) %	$	*294,004*

April 25, 2002

Digest of Non-Consolidated Results for the Fiscal Year Ended March 31, 2002

(Unaudited)

Name of Listed Company:	Fsas (Fujitsu Support and Service Inc.)
Code Number	4706
Listed Exchange (Section):	Tokyo Stock Exchange First Section
Head Office:	Tokyo
URL:	http://www.fsas.fujitsu.com/
For Inquiries Please Contact:	Kazuyuki Nishikawa General Manager Corporate Planning Office Tel: (03) 5471-4700
Date of Board of Directors' Meeting For Approval of Non-Consolidated Results:	April 25, 2002
Date of General Meeting of Shareholders For Approval of Non-consolidated Results:	June 27, 2002
Applicability of Interim-Dividend System:	Applied

1. March 2002 Financial Results
(For the period from April 1, 2001 through March 31, 2002)

(1) Results of Operations

(Millions of yen and thousands of U.S. dollars)

Years ended March 31	2001	2002	Change	2002
Net sales	¥ 202,493	¥ **209,557**	3.5 %	$ ***1,572,660***
Operating income	9,199	**9,896**	7.6	***74,266***
Income before income taxes	6,966	**7,802**	12.0	***58,552***
Net income	3,786	**4,296**	13.4	***32,240***

(2) Per Share Data

(Yen and U.S. dollars)

Years ended March 31	2001	2002	Change	2002
Net income per share	¥ 66.41	¥ **75.34**	13.4 %	$ ***565.40***
Cash dividends per share:	10.00	**15.00**	50.0	***112.57***
(First half of fiscal years)	5.00	**5.00**	0.0	***37.52***
(Second half of fiscal years)	5.00	**10.00**	100.0	***75.05***
Shareholders' equity per share	715.70	**779.49**	8.9	***5,849.83***

Total Amount of Dividend Payment: ¥570 million in 2001, ·855 million (US$ 6,416 thousand) in 2002

(Note) A two-for-one stock split was effective on May 19, 2000. For readers' convenience, the number of shares applied for the per share data has been restated on a pro forma basis as follows:

a. Average shares issued and outstanding for the years ended March 31, 2001 and 2002 are 57,019,947 and 57,019,925 respectively

b. Shares issued and outstanding at March 31, 2001 and 2002 are 57,019,941 and 57,019,832, respectively.

(3) Financial Position

At March 31		(Millions of yen and thousands of U.S. dollars) 2001		**2002**		*2002*
Total assets	¥	107,189	¥	**108,380**	$	*813,358*
Total shareholders' equity		40,809		**44,446**		*333,553*

	(%)	
Shareholders' equity ratio	38.1	**41.0**

(4) Performance Ratio

Years ended March 31	2001	2002	Change
Return on equity	9.7 %	**10.1** %	0.4
Return on assets	3.8	**4.0**	0.1
Income before income tax to net sales	3.4	**3.7**	0.3
Dividend Payout Ratio	15.1	**19.9**	4.8
Ratio of Dividend to Shareholders' Equity	1.4	**1.9**	0.5

2. Business Forecast for March 2003 Term
(For the period from April 1, 2002 through March 31, 2003)

(Millions of yen and thousands of U.S. dollars)

	Six months ended September 30				Year ended March 31			
		2002		*2002*		**2003**		*2003*
Net sales	¥	**100,700**	$	*755,722*	¥	**225,000**	$	*1,688,555*
Net income		**1,900**		*14,259*		**5,400**		*40,525*

	(Yen and U.S. dollars)			
Cash dividends per share	¥	**10.00**	$	*0.08*
(First half of fiscal year)		**5.00**		*0.04*
(Second half of fiscal year)		**5.00**		*0.04*

(Reference) Forecasted net income per share for March 2002 Term: · 94.70 *(US$0.71)*
(Note) Business forecast stated above has been prepared based on current perspectives of the Company regarding the future. This forecast is subject to certain risks, uncertainties and assumptions. Actual results and events may vary significantly.
For further information on business forecast, please refer to "Issues to be Addressed" stated on page 9 of this material.
Notes:
1.Fractions are rounded to the closest one million yen.
2.The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2002 of · 133.25 =US$1, solely for the readers' convenience.
3.Certain reclassifications have been made to the prior year's presentation to conform to the current year's presentation.

3. Non-Consolidated Financial Statements

(1) Non-Consolidated Statements of Income

	Millions of yen		*Thousands of U.S. dollars*
Years ended March 31,	2001	**2002**	*2002*
Net sales	¥ 202,493	**¥ 209,557**	*$ 1,572,660*
Operating costs and expenses:			
Cost of sales	160,859	**166,214**	*1,247,385*
Selling, general and administrative expenses	32,435	**33,448**	*251,016*
	193,294	**199,662**	*1,498,401*
Operating income	9,199	**9,895**	*74,259*
Other income (expenses):			
Interest and dividend income	157	**130**	*976*
Amortization of prior pension and severance costs	(1,800)	**(1,588)**	*(11,917)*
Revaluation loss on investment securities	(155)	**(233)**	*(1,749)*
Restructuring costs	-	**(363)**	*(2,724)*
Other, net	(435)	**(39)**	*(293)*
	(2,233)	**(2,093)**	*(15,707)*
Income before income taxes	6,966	**7,802**	*58,552*
Income taxes:			
Current	3,883	**4,156**	*31,190*
Deferred	(703)	**(650)**	*(4,878)*
Net income	¥ 3,786	**¥ 4,296**	*$ 32,240*

(2) Non-Consolidated Balance Sheets

At March 31,	Millions of yen 2001	Millions of yen 2002	*Thousands of U.S. dollars* *2002*
Assets			
Current assets:			
Cash and cash equivalents	¥ 13,700	¥ **23,232**	$ *174,349*
Time deposits	-	**499**	*3,745*
Receivables:			
Notes	1,383	**1,550**	*11,632*
Accounts	67,396	**62,483**	*468,916*
Inventories	8,814	**5,177**	*38,852*
Deferred tax assets	1,158	**1,484**	*11,137*
Other current assets	428	**399**	*2,994*
Less: Allowance for doubtful accounts	(105)	**(55)**	*(413)*
Total current assets	92,774	**94,769**	*711,212*
Investments and long-term loans:			
Investments securities:			
Subsidiaries	747	**787**	*5,906*
Other	804	**573**	*4,300*
Other	237	**212**	*1,591*
Total investments and long-term loans	1,788	**1,572**	*11,797*
Property, plant and equipment:			
Land	1,359	**1,359**	*10,199*
Buildings and structures	1,712	**1,651**	*12,390*
Machinery and equipment	1,897	**2,072**	*15,550*
Less: Accumulated depreciation	(1,938)	**(2,047)**	*(15,362)*
Property, plant and equipment, net	3,030	**3,035**	*22,777*
Other assets:			
Lease deposits	4,707	**3,997**	*29,996*
Intangible assets	2,855	**2,653**	*19,910*
Deferred tax assets	1,691	**2,032**	*15,250*
Other assets	343	**322**	*2,416*
Total other assets	9,596	**9,004**	*67,572*
Total assets	¥ 107,188	¥ **108,380**	$ *813,358*
Liabilities and shareholders' equity			
Current liabilities:			
Accounts payable	¥ 50,373	¥ **47,547**	$ *356,826*
Accrued expenses	5,556	**5,650**	*42,401*
Accrued income taxes	1,892	**1,830**	*13,734*
Other current liabilities	2,198	**2,689**	*20,180*
Total current liabilities	60,019	**57,716**	*433,141*
Long-term liabilities:			
Accrued pension and severance costs	6,226	**5,957**	*44,705*
Other long-term liabilities	135	**261**	*1,959*
Total long-term liabilities	6,361	**6,218**	*46,664*
Shareholders' equity:			
Common stock	9,402	**9,402**	*70,559*
Capital surplus	11,345	**11,345**	*85,141*
Legal reserve	465	**500**	*3,752*
Retained earnings	19,562	**23,188**	*174,019*
Unrealized gain on investment securities - net of tax	35	**12**	*90*
Less: treasury stock - 59 shares in 2001, 168 shares in 2002	(1)	**(1)**	*(8)*
Total shareholders' equity	40,808	**44,446**	*333,553*
Total liabilities and shareholders' equity	¥ 107,188	¥ **108,380**	$ *813,358*

4. Leases

Lease payments for finance leases, except for lease agreements which stipulate the transfer of ownership of the leased property to the Company for the years ended March 31, 2001 and 2002, and future minimum lease payments subsequent to March 31, 2001 and 2002 are summarized as follows:

	(Millions of yen and thousands of U.S. dollars)		
Years ended March 31	2001	**2002**	***2002***
Lease expenses	¥ 1,378	¥ **1,065**	$ *799*
Components of lease expenses:			
Interest	66	**41**	*31*
Depreciation	1,295	**1,005**	*754*

	(Millions of yen and thousands of U.S. dollars)		
At March 31	2001	**2002**	***2002***
Future minimum lease payments:			
Within one year	¥ 1,013	¥ **600**	$ *450*
Thereafter	1,060	**565**	*424*
Total	¥ 2,073	¥ **1,165**	$ *874*

Property held under the finance leases which were not capitalized as assets outstanding at March 31, 2001 and 2002 are as follows:

	(Millions of yen and thousands of U.S. dollars)		
At March 31	2001	**2002**	***2002***
Acquisition cost of leased property	¥ 4,920	¥ **3,163**	$ *2,374*
Accumulated depreciation	2,915	**2,034**	*1,526*
Net carrying amount	¥ 2,005	¥ **1,129**	$ *847*

5. Income Tax

Income taxes applicable to the Company consist of corporation tax, inhabitants' taxes and enterprise tax which, in the aggregate, resulted in a statutory tax rate of approximately 42.1% for the years ended March 31, 2001 and 2002.

A reconciliation of the statutory tax rate to the effective tax rate is provided as follows:

Years ended March 31	2001	**2002**
Statutory tax rate	42.1 %	**42.1** %
Increase (reduction)in tax rate resulting from:		
Non-deductible tax expenses (entertainment expenses and other)	2.0	**1.5**
Per capita inhabitants' taxes*	2.3	**2.0**
Dividend received exemption	(0.7)	**(0.5)**
Other	(0.1)	**(0.1)**
Effective income tax rate	45.6	**44.9**

*Per capita inhabitants' taxes are not taxes computed based on taxable income.

The major components of deferred tax assets and liabilities are summarized as follows:

At March 31		2001		**2002**		***2002***
	(Millions of yen and thousands of U.S. dollars)					
Deferred tax assets:						
Accrued expenses	¥	869	¥	1,240	*$*	***9,306***
Enterprise tax payable		165		158		***1,186***
Accrued pension and severance costs		1,500		1,688		***12,668***
Other		368		498		***3,737***
Total deferred tax assets	¥	2,902	¥	3,584	*$*	***26,897***
Deferred tax liabilities:						
Retained earnings appropriated for deductible reserves	¥	(27)	¥	(23)	*$*	***(173)***
Revaluation loss on investment securities		(26)		(9)		***(68)***
Other				(36)		***(270)***
Total deferred tax liabilities	¥	(53)	¥	(68)	*$*	***(511)***
Net deferred tax assets	¥	2,849	¥	3,516	*$*	***26,386***

6. Non-Consolidated Appropriations of Retained Earnings

Years ended March 31,		Millions of yen 2001		2002		*Thousands of U.S. dollars* *2002*
Unappropriated retained earnings	¥	3,851	¥	4,661	*$*	*34,979*
Special depreciation		3		6		*45*
Unappropriated retained earnings after special depreciation	¥	3,854	¥	4,667	*$*	*35,024*
To be appropriated as follows:						
Legal reserve		35		-		-
Dividends		285		570		*4,278*
Bonuses to directors and corporate auditors		65		70		*525*
Provision for special depreciation		18		-		-
General reserve		2,800		3,000		*22,514*
Retained earnings to be carried forward	¥	651	¥	1,027	*$*	*7,707*

Additional information
(Treasury stock)
Treasury stock at March 31, 2001 was stated as a current asset. Due to a change in the Japanese Accounting Principles regarding treasury stock, treasury stock at March 31, 2002 was reported as a separate component of shareholders' equity. For readers' convenience, balance sheet at March 31, 2001 was restated to conform to the current years' presentation.

Supplementary information
<Consolidated Results and Forecast>

1. Consolidated statements of income

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	***2002 (Result)***	*2003 (Forecast)*
Net sales	¥214,597	**¥221,528**	**3.2%**	¥237,000	7.0%	***$ 1,662,499***	*$ 1,778,612*
Cost of sales	171,387	**175,571**	**2.4%**	-	-	***1,317,606***	-
Gross profit	43,210	**45,957**	**6.4%**	-	-	***344,893***	-
<Gross margin>	20.1%	**20.7%**					
Selling, general and administrative expenses	32,921	**34,842**	**5.8%**	-	-	***261,478***	-
Operating income	10,289	**11,115**	**8.0%**	12,500	12.5%	***83,415***	*93,809*
<Operating margin>	4.8%	**5.0%**		5.3%			
Other income and expenses	(2,365)	**(2,162)**	**-**	-	-	***(16,226)***	-
Income before income taxes and minority interests	7,924	**8,953**	**13.0%**	-	-	***67,189***	-
Income taxes	3,629	**4,004**	**10.3%**	-	-	***30,049***	-
Minority interests	(8)	**(1)**	**(89.2%)**	-	-	***(8)***	-
Net income	4,303	**4,950**	**15.0%**	5,800	17.2%	***37,148***	*43,527*
<Return on sales>	2.0%	**2.2%**		2.4%			

<Operating income by segment >

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	***2002 (Result)***	*2003 (Forecast)*
Total operating income	¥10,289	**¥11,115**	**8.0%**	¥12,500	12.5%	***$ 83,415***	*$ 93,809*
<Operating margin>	4.8%	**5.0%**		5.3%			
Information Technology Services	3,752	**4,446**	**18.5%**	6,400	43.9%	***33,366***	*48,030*
<Profit rate>	2.4%	**2.6%**		3.4%			
Technical Support Services	6,539	**6,668**	**2.0%**	6,100	(8.5%)	***50,041***	*45,779*
<Profit rate>	11.6%	**12.2%**		12.0%			
Eliminations	(2)	**1**	**-**	-	-	***8***	-

2. Sales

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	***2002 (Result)***	*2003 (Forecast)*
Net sales	¥214,597	**¥221,528**	**3.2%**	¥237,000	7.0%	***$ 1,662,499***	*$ 1,778,612*
<Component rate>	100.0%	**100.0%**		100.0%			
Information Technology Services	158,754	**167,803**	**5.7%**	186,600	11.2%	***1,259,310***	*1,400,375*
<Component rate>	74.0%	**75.7%**		78.7%			
Technical Consultation & Services	79,627	**86,449**	**8.6%**	96,800	12.0%	***648,773***	*726,454*
<Component rate>	37.1%	**39.0%**		40.8%			
General Products Distribution	79,127	**81,354**	**2.8%**	89,800	10.4%	***610,537***	*673,921*
<Component rate>	36.9%	**36.7%**		37.9%			
Technical Support Services	56,574	**54,581**	**(3.5%)**	50,900	(6.7%)	***409,613***	*381,989*
<Component rate>	26.4%	**24.6%**		21.5%			
Eliminations	(731)	**(856)**	**-**	(500)	-	***(6,424)***	*(3,752)*

3. Consolidated Forecast

1) Annual Base

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2001 (Result)	2002 (Result)	Change	**2003 (Forecast)**	**Change**	*2002 (Result)*	***2003 (Forecast)***
Net sales	¥214,597	¥221,528	3.2%	**¥237,000**	**7.0%**	*$ 1,662,499*	***$ 1,778,612***
Information Technology Services	158,754	167,803	5.7%	**186,600**	**11.2%**	*1,259,310*	***1,400,375***
Technical Support Services	56,574	54,581	(3.5%)	**50,900**	**(6.7%)**	*409,613*	***381,989***
Eliminations	(731)	(856)	-	**(500)**	**-**	*(6,424)*	***(3,752)***
Operating income	10,289	11,115	8.0%	**12,500**	**12.5%**	*83,415*	***93,809***
<Operating margin>	4.8%	5.0%		**5.3%**			
Net income	4,303	4,950	15.0%	**5,800**	**17.2%**	*37,148*	***43,527***
<Return on sales>	2.0%	2.2%		**2.4%**			

2) Semi-Annual Base

(Millions of yen) (Thousands of US dollars)

For the first half of the years ended March 31,	2001(1st Half) (Result)	2002(1st Half) (Result)	Change	**2003(1st Half) (Forecast)**	**Change**	*2002(1st Half) (Result)*	***2003(1st Half) (Forecast)***
Net sales	¥95,819	¥101,654	6.1%	**¥106,900**	**5.2%**	*$ 762,882*	***$ 802,251***
Information Technology Services	67,968	75,118	10.5%	**81,200**	**8.1%**	*563,737*	***609,381***
Technical Support Services	28,087	27,026	(3.8%)	**25,900**	**(4.2%)**	*202,822*	***194,371***
Eliminations	(236)	(490)	-	**(200)**	**-**	*(3,677)*	***(1,501)***
Operating income	4,289	4,390	2.4%	**4,900**	**11.6%**	*32,946*	***36,773***
<Operating margin>	4.5%	4.3%		**4.6%**			
Net income	1,720	1,887	9.7%	**2,100**	**11.3%**	*14,162*	***15,760***
<Return on sales>	1.8%	1.9%		**2.0%**			

<Consolidated Results and Forecast>

4. Consolidated Balance Sheets

(Millions of yen) (Thousands of US dollars)

At March 31,	2001 (Result)	2001 CR *	**2002 (Result)**	**2002 CR ***	Change	*2002*
Current assets	¥97,050	86.8%	**¥100,019**	**87.8%**	¥2,969	*$ 750,612*
Cash and cash equivalents	14,861	13.3%	**24,686**	**21.7%**	9,825	*185,261*
Notes and accounts receivable	71,107	63.6%	**66,852**	**58.7%**	(4,255)	*501,704*
Inventories	9,181	8.2%	**5,936**	**5.2%**	(3,245)	*44,548*
Other current assets	1,901	1.7%	**2,545**	**2.2%**	644	*19,099*
Noncurrent assets	14,748	13.2%	**13,908**	**12.2%**	(840)	*104,375*
Total Assets	¥111,798	100.0%	**¥113,927**	**100.0%**	¥2,129	*$ 854,987*
Current liabilities	¥62,469	55.9%	**¥60,482**	**53.1%**	(¥1,987)	*$ 453,899*
Notes and accounts payable	51,417	46.0%	**48,791**	**42.8%**	(2,626)	*366,161*
Other current liabilities	11,052	9.9%	**11,691**	**10.3%**	639	*87,738*
Noncurrent liabilities	6,776	6.1%	**6,644**	**5.8%**	(132)	*49,861*
Total Liabilities	69,245	61.9%	**67,126**	**58.9%**	(2,119)	*503,760*
Minority interests	39	0.0%	**14**	**0.0%**	(25)	*105*
Shareholders' equity	42,514	38.0%	**46,787**	**41.1%**	4,273	*351,122*
Liabilities and shareholders' equity	¥111,798	100.0%	**¥113,927**	**100.0%**	¥2,129	*$ 854,987*

5. Digest of Cash Flows

(Millions of yen) (Thousands of US dollars)

Years ended March 31,	2001 (Result)	2002 (Result)	**Change**	**2003 (Forecast)**	Change	*2002*	*2003*
Net cash flows	(¥1,411)	¥9,825	**¥11,236**	**¥12,550**	¥2,725	*$ 73,734*	*$ 94,184*
Free cash flows	(818)	10,390	**11,208**	**13,400**	3,010	*77,974*	*100,563*
Cash flows from operating activities	1,457	11,323	**9,866**	**16,000**	4,677	*84,976*	*120,075*
Cash flows from investing activities	(2,275)	(933)	**1,342**	**(2,600)**	(1,667)	*(7,002)*	*(19,512)*
Cash flows from financing activities	(593)	(565)	**28**	**(850)**	(285)	*(4,240)*	*(6,379)*

At March 31,	2,001	2002	**Change**	**2003**	Change	*2002*	*2003*
Cash and cash equivalents at end	¥14,861	¥24,686	**¥9,825**	**¥37,236**	¥12,550	*$ 185,261*	*$ 279,445*

<Consolidated Results and Forecast>

6. Investment

Capital expenditures

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	***2002 (Result)***	*2003 (Forecast)*
Capital expenditures	¥2,068.00	**¥2,196.00**	**6.2%**	¥2,450.00	11.6%	***$ 16,480***	*$ 18,386*
Property plant and equipment	394	**608**	**54.3%**	950	56.3%	***4,563***	*7,129*
Depreciation expenses	520	**511**	**(1.7%)**	700	37.0%	***3,835***	*5,253*
Accumulated depreciation / Depreciable assets	57.7%	**60.0%**					
Software for internal use	815	**672**	**(17.5%)**	1,050	56.3%	***5,043***	*7,880*
Amortization	905	**925**	**2.2%**	950	2.7%	***6,942***	*7,129*
Lease contracts	859	**916**	**6.6%**	450	(50.9%)	***6,874***	*3,377*
Lease payments	1,859	**1,476**	**(20.6%)**	1,050	(28.9%)	***11,077***	*7,880*
Total depreciation and amortization	1,425	**1,436**	**0.8%**	1,650	14.9%	***10,777***	*12,382*

(Note) The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of ¥3 million or less is included in this statement.
The amounts of payments for Software stated above may differ from those in the balance sheets in that Software for resale is excluded from this statement.
Major purposes of capital expenditures are as follows:

(Millions of yen) *(Thousands of US dollars)*

Years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	***2002 (Result)***	*2003 (Forecast)*
Information infrastructure	¥1,324	**¥1,233**	**(6.9%)**	¥1,200	(2.7%)	***$ 9,253***	*$ 9,006*
Outsourcing business	285	**218**	**(23.8%)**	400	84.3%	***1,636***	*3,002*

<Research & development cost>

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	***2002 (Result)***	*2003 (Forecast)*
Research & development cost	¥498	**¥405**	**(18.6%)**	¥600	48.5%	***$ 3,039***	*$ 4,503*
R&D cost / net sales	0.2%	**0.2%**	**-**	0.3%	-		

<Educational cost>

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	***2002 (Result)***	*2002 (Forecast)*
Costs	¥1,903	**¥1,949**	**2.4%**	¥2,320	19.0%	***$ 14,627***	*$ 17,411*
Training & Educational expenses	1,859	**1,848**	**(0.6%)**	2,200	19.0%	***13,869***	*16,510*
Capital expenditures for educational faculties	44	**101**	**129.5%**	120	18.8%	***758***	*901*

7. Personnel

At March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change
Number of employees	5,037	**5,126**	**1.8%**	5,232	2.1%
New graduates	194	**163**	**(16.0%)**	188	15.3%
New employees with career	133	**106**	**(20.3%)**	85	(19.8%)

Supplementary information
<Non-Consolidated Results and Forecast>

1. Non-Consolidated statements of income

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	2002 (Result)	2003 (Forecast)
Net sales	¥202,493	**¥209,557**	**3.5%**	¥225,000	7.4%	*$ 1,572,660*	*$ 1,688,555*
Cost of sales	160,859	**166,214**	**3.3%**	-	-	***1,247,385***	-
Gross profit	41,634	**43,343**	**4.1%**	-	-	***325,275***	-
<Gross margin>	20.6%	**20.7%**					
Selling, general and administrative expenses	32,435	**33,448**	**3.1%**	-	-	***251,017***	-
Operating income	9,199	**9,895**	**7.6%**	11,600	17.2%	***74,258***	*87,054*
<Operating margin>	4.5%	**4.7%**		5.2%			
Other income and expenses	(2,233)	**(2,093)**	**-**	-	-	***(15,707)***	-
Income before income taxes	6,966	**7,802**	**12.0%**	-	-	***58,551***	-
Income taxes	3,180	**3,506**	**10.3%**	-	-	***26,311***	-
Net income	3,786	**4,296**	**13.4%**	5,400	25.7%	***32,240***	*40,525*
<Return on sales>	1.9%	**2.0%**		2.4%			

<Operating income by segment >

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change (%)	2002 (Result)	2003 (Forecast)
Total operating income	¥9,199	**¥9,895**	**7.6%**	¥11,600	17.2%	***$ 74,258***	*$ 87,054*
<Operating margin>	4.5%	**4.7%**		5.2%			
Information Technology Services	3,472	**4,356**	**25.5%**	6,200	42.3%	***32,690***	*46,529*
<Profit rate>	2.4%	**2.6%**		3.4%			
Technical Support Services	5,727	**5,539**	**(3.3%)**	5,400	(2.5%)	***41,568***	*40,525*
<Profit rate>	11.6%	**12.2%**		12.0%			

2. Sales

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change (%)	***2002 (Result)***	*2003 (Forecast)*
Net sales	¥202,493	**¥209,557**	**3.5%**	¥225,000	7.4%	***$ 1,572,661***	*$ 1,688,555*
<Component rate>	100.0%	**100.0%**		100.0%			
Information Technology Services	156,199	**165,104**	**5.7%**	183,600	11.2%	***1,239,055***	*1,377,861*
<Component rate>	77.1%	**78.8%**		81.6%			
Technical Consultation & Services	77,072	**83,750**	**8.7%**	93,800	12.0%	***628,518***	*703,940*
<Component rate>	38.1%	**40.0%**		41.7%			
General Products Distribution	79,127	**81,354**	**2.8%**	89,800	10.4%	***610,537***	*673,921*
<Component rate>	39.1%	**38.8%**		39.9%			
Technical Support Services	46,294	**44,453**	**(4.0%)**	41,400	(6.9%)	***333,606***	*310,694*
<Component rate>	22.9%	**21.2%**		18.4%			

3. Non-Consolidated Forecast

1) Annual Base

(Millions of yen) (Thousands of US dollars)

For the years ended March 31,	2001 (Result)	2002 (Result)	Change	**2003 (Forecast)**	Change	*2002 (Result)*	***2003 (Forecast)***
Net sales	¥202,493	¥209,557	3.5%	**¥225,000**	**7.4%**	*$ 1,572,660*	***$ 1,688,555***
Information Technology Services	156,199	165,104	5.7%	**183,600**	**11.2%**	*1,239,055*	***1,377,861***
Technical Support Services	46,294	44,453	(4.0%)	**41,400**	**(6.9%)**	*333,606*	***310,694***
Operating income	9,199	9,895	7.6%	**11,600**	**17.2%**	*74,258*	***87,054***
<Operating margin>	4.5%	4.7%		**5.2%**			
Net income	3,786	4,296	13.4%	**5,400**	**25.7%**	*32,240*	***40,525***
<Return on sales>	1.9%	2.0%		**2.4%**			

2) Semi-Annual Base

(Millions of yen) (Thousands of US dollars)

For the first half of the years ended March 31,	2001(1st Half)	2002(1st Half)	Change	**2003(1st Half) (Forecast)**	**Change**	*2002(1st Half) (Result)*	***2003(1st Half) (Forecast)***
Net sales	¥89,964	¥96,135	6.9%	**¥100,700**	**4.7%**	*$ 721,463*	***$ 755,722***
Information Technology Services	66,769	73,749	10.5%	**79,800**	**8.2%**	*553,463*	***598,874***
Technical Support Services	23,195	22,386	(3.5%)	**20,900**	**(6.6%)**	*168,000*	***156,848***
Operating income	3,814	3,962	3.9%	**4,500**	**13.6%**	*29,733*	***33,771***
<Operating margin>	4.2%	4.1%		**4.5%**			
Net income	1,509	1,651	9.4%	**1,900**	**15.1%**	*12,390*	***14,259***
<Return on sales>	1.7%	1.7%		**1.9%**			

<Non-Consolidated Results and Forecast>

4. Non-Consolidated Balance Sheets

(Millions of yen) (Thousands of US dollars)

At March 31,	2001 (Result)	2001 CR (%)*	**2002 (Result)**	**2002 CR (%)***	Change	2002
Current assets	¥92,774	86.6%	**94,770**	**87.4%**	¥1,996	*$ 711,219*
Cash and cash equivalents	13,700	12.8%	**23,232**	**21.4%**	9,532	*174,349*
Notes and accounts receivable	68,779	64.2%	**64,034**	**59.1%**	(4,745)	*480,555*
Inventories	8,814	8.2%	**5,177**	**4.8%**	(3,637)	*38,852*
Other current assets	1,481	1.4%	**2,327**	**2.1%**	846	*17,463*
Noncurrent assets	14,414	13.4%	**13,611**	**12.6%**	(803)	*102,146*
Total Assets	¥107,188	100.0%	**¥108,381**	**100.0%**	¥1,193	*$ 813,365*
Current liabilities	¥60,019	56.0%	**57,716**	**53.3%**	(¥2,303)	*$ 433,141*
Notes and accounts payable	50,373	47.0%	**47,547**	**43.9%**	(2,826)	*356,826*
Other current liabilities	9,646	9.0%	**10,169**	**9.4%**	523	*76,315*
Noncurrent liabilities	6,361	5.9%	**6,218**	**5.7%**	(143)	*46,664*
Total Liabilities	66,380	61.9%	**63,934**	**59.0%**	(2,446)	*479,805*
Shareholders' equity	40,808	38.1%	**44,446**	**41.0%**	3,638	*333,553*
Liabilities and shareholders' equity:	¥107,188	100.0%	**108,380**	**100.0%**	¥1,192	*$ 813,358*

*CR=Component Ratio

5. Digest of Cash Flows

(Millions of yen) (Thousands of US dollars)

Years ended March 31,	2001 (Result)	2002 (Result)	**Change**	**2003 (Forecast)**	Change	2002	2003
Net cash flows	(¥1,652)	¥9,532	**¥11,184**	**¥12,550**	¥3,018	*$ 71,535*	*$ 94,184*
Free cash flows	(1,086)	10,097	**11,183**	**13,400**	3,303	*75,775*	*100,563*
Cash flows from operating activities	973	11,054	**10,081**	**15,400**	4,346	*82,957*	*115,572*
Cash flows from investing activities	(2,059)	(957)	**1,102**	**(2,000)**	(1,043)	*(7,182)*	*(15,009)*
Cash flows from financing activities	(566)	(565)	**1**	**(850)**	(285)	*(4,240)*	*(6,379)*

At March 31,	2001	2002	**Change**	**2003**	Change	2002	2003
Cash and cash equivalents at end	¥13,700	¥23,232	**¥9,532**	**¥35,782**	¥12,550	*$ 174,349*	*$ 268,533*

<Non-Consolidated Results and Forecast>

6. Investment

Capital expenditures

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	2002 (Result)	2003 (Forecast)
Capital expenditures	¥1,694	**¥1,324**	**(21.8%)**	¥2,100	58.6%	*$ 9,936*	*$ 15,760*
Property plant and equipment	236	**539**	**128.4%**	750	39.1%	*4,045*	*5,629*
Depreciation expenses	408	**395**	**(3.2%)**	600	51.9%	*2,964*	*4,503*
Accumulated depreciation / Depreciable assets	57.7%	**60.0%**					
Software for internal use	732	**627**	**(14.3%)**	950	51.5%	*4,705*	*7,129*
Amortization	786	**844**	**7.4%**	850	0.7%	*6,334*	*6,379*
Lease contracts	726	**158**	**(78.2%)**	400	153.2%	*1,186*	*3,002*
Lease payments	1,752	**1,226**	**(30.0%)**	950	(22.5%)	*9,201*	*7,129*
Total depreciation and amortization	1,194	**1,239**	**3.8%**	1,450	17.0%	*9,298*	*10,882*

(Note) The amounts of lease assets and lease payments stated above differ from those in notes of financial statements in that lease contract amounts of ¥3 million or less is included in this statement.
The amounts of payments for Software stated above may differ from those in the balance sheets in that Software for resale is excluded from this statement.
Major purposes of capital expenditures are as follows:

(Millions of yen) *(Thousands of US dollars)*

Years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	2002 (Result)	2003 (Forecast)
Information infrastructure	¥1,016	**¥461**	**(54.6%)**	¥1,000	116.9%	*$ 3,460*	*$ 7,505*
Outsourcing business	285	**217**	**(23.9%)**	400	84.3%	*1,629*	*3,002*

<Research & development cost>

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	2002 ***(Result)***	2003 (Forecast)
Research & development cost	¥497	**¥405**	**(18.6%)**	¥600	48.5%	*$ 3,039*	*$ 4,503*
R&D cost / net sales	0.2%	**0.2%**	**-**	0.3%	-		

<Educational cost>

(Millions of yen) *(Thousands of US dollars)*

For the years ended March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change	2002 (Result)	2002 (Forecast)
Costs:	¥1,897	**¥1,849**	**(2.5%)**	¥2,150	16.3%	*$ 13,876*	*$ 16,135*
Training & Educational expenses	1,852	**1,799**	**(2.9%)**	2,050	14.0%	*13,501*	*15,385*
Capital expenditures for educational faculties	45	**50**	**11.1%**	100	100.0%	*375*	*750*

7. Personnel

At March 31,	2001 (Result)	**2002 (Result)**	**Change**	2003 (Forecast)	Change
Number of employees	4,377	**4,355**	**(0.5%)**	4,335	(0.5%)
New graduates	175	**126**	**(28.0%)**	150	19.0%
New employees with career	20	**26**	**30.0%**	30	15.4%

April 25, 2002

To Whom It May Concern:

Company Name: Fujitsu Support and Service Inc.
Representative: Tatsuhiko Ohtaki, President
(Code 4706, First Section, Tokyo Stock Exchange)

Contact: Kazuyuki Nishikawa, General Manager,
Corporate Planning Office
(TEL. 03-5471-4700)

Notice regarding Proposed Dividend Commemorating Listing on the First Section of the Tokyo Stock Exchange

The shares of Fsas were approved by the Tokyo Stock Exchange to be listed and traded on the First Section of the Tokyo Stock Exchange, effective September 3, 2001.

We are pleased to announce that, as a token of our appreciation of support by Fsas shareholders, a proposal will be made at the 14th Annual Meeting of Shareholders to be held on June 27, 2002 that the term-end dividend for the term ended March 2002 will be 10 Yen per share, consisting of an ordinary dividend in the amount of 5 Yen per share and a commemorative dividend in the amount of 5 Yen to mark the occasion of our listing on the First Section of the Tokyo Stock Exchange.

* * *

Proposal for Term-End Dividend for the March 2002 Term (the 14th Business Term)

Ordinary Dividend	5 Yen per share
Commemorative Dividend	5 Yen per share
Total	10 Yen per share

	Interim-Term Dividend	Term-End Dividend	Total Dividend for the Term
Projected (October 24, 2001)	5 Yen	5 Yen	10 Yen
Revised as above Proposal	5 Yen	10 Yen	15 Yen
Actual Dividend for the Last Term (ended March 2001)	5 Yen	5 Yen	10 Yen